Wefunder – VITia, "Test the Waters" Messages

Date	WhatsApp	Email
Day 1 (Tue)	Hi! It's [Fernando Silva], I'm reaching out because we either went to school together, were co-workers in [pharma], or met at some [healthcare, technology, or startup ecosystem] event. Hope all is going great, and that you're off to a great start of 2024!! I created this community because we share some common interests and I have important news to share with you, so please stay tuned. I will be sending some interesting information soon.	**Subject:** VITia - Helping patients simplify their disease management Message: I'm reaching out because we either went to school together, were co-workers in [pharma], or met at some [healthcare, technology, or startup ecosystem] event. In 2021 together with a talented and experienced team (take a peek on who we are here), we created VITia, a HealthTech company, with the mission of helping patients to live vibrant, healthier lives. It's powered by AI and behavioral sciences. As I write this, we are getting ready to Go Live, and I thought you'd be interested in being part of our journey. Will soon tell you how!
Day 2 (Thu)	In 2021 together with a talented and experienced team (take a peek on who we are here), we created VITia, a HealthTech company, with the mission of helping patients to live vibrant, healthier lives. It's powered by AI and behavioral sciences. As I write this, we are getting ready to Go Live, and I thought you'd be interested in being part of our journey. Will soon tell you how!	
Day 3 (Tue)	There's an exciting opportunity ahead, and we'd like you to be part of our [success] story. We will be launching a funding campaign, and you will be able to own shares of VITia. But before that, we will be "testing the waters" (will follow up with more details). As a US-based company, VITia must comply with SEC regulations, and as such, we must file a Form C. Once that is done, we will be open for funding through Wefunder's platform.	**Subject:** Exciting Opportunity! Be part of a [success] story **Message:** We will be launching a funding campaign, and you will be able to own shares of VITia. But before that, we will be "testing the waters" (will follow up with more details). As a US-based company, VITia must comply with SEC regulations, and as such, we must file a Form C. Once that is done, we will be open for funding through Wefunder's platform.

	VITia, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.	*VITia, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."*
Day 4 (Thu)	How would you like to become an owner of VITia? We're about to launch a Community Round – what does this mean? This means we're letting our customers and biggest supporters become reservation holders in VITia for a minimum amount of US$250. At this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent. We decided to host a Community Round for VITia on Wefunder to share the upside of our success with the people who know us best: our family, friends, and customers. You are our foundation for future growth and achievements. Our Community Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone –whether or not they're an accredited investor– to become an angel investor in our company. We're launching on [January 18]. Would love you to join us!	**Subject:** Become an owner of VITia **Message:** We're about to launch a Community Round – what does this mean? This means we're letting our customers and biggest supporters become reservation holders in VITia for a minimum amount of US$250. At this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent. We decided to host a Community Round for VITia on Wefunder to share the upside of our success with the people who know us best: our family, friends, and customers. You are our foundation for future growth and achievements. Our Community Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone –whether or not they're an accredited investor– to become an angel investor in our company. We're launching on [January 18]. Would love you to join us!	

	Keep an eye out on [Thursday] for details on how to get involved! *VITia, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*	Keep an eye out on [Thursday] for details on how to get involved! [Signature] *VITia, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*
Day 5 (Tue)	Our VITia's Community Round is Live!! **Become an owner in the company and participate in our growth!** Our Wefunder campaign is now live! You're invited to join our exclusive soft round during our testing the waters phase before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss our early bird discounts!) and make a reservation here: https://wefunder.com/vitia Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.	**Subject:** VITia's Community Round is Live! **Message:** **Become an owner in the company and participate in our growth!** Our Wefunder campaign is now live! You're invited to join our exclusive soft round during our testing the waters phase before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss our early bird discounts!) and make a reservation here: https://wefunder.com/vitia Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being

In the past year, VITia has achieved a lot:
- Successfully closed its pre-seed round for $180k
- Signed first partnership with pharmacy chain to deliver drugs to patients
- Proof-of-concept pilot ready to go live!

…and we're so excited to do even more!

This round of funding will allow us to:
- Add key features to app for enhanced user experience and improved analytics.
- Boost sales and marketing efforts to accelerate growth.

We are really excited about the progress that VITia has seen over the last few months. And we have even more exciting plans to ramp up our growth in the coming year… With your help!!

[Cover image]

VITia is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

solicited and will not be accepted if sent.

In the past year, VITia has achieved a lot:
- Successfully closed its pre-seed round for $180k
- Signed first partnership with pharmacy chain to deliver drugs to patients
- Proof-of-concept pilot ready to go live!

…and we're so excited to do even more!

This round of funding will allow us to:
- Add key features to app for enhanced user experience and improved analytics.
- Boost sales and marketing efforts to accelerate growth.

We are really excited about the progress that VITia has seen over the last few months. And we have even more exciting plans to ramp up our growth in the coming year… With your help!!

[Cover image]

[Signature]

VITia is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a

		Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.